SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         CHANGE IN MAJORITY OF DIRECTORS

                    Information Pursuant to Rule 14f-1 under
                       the Securities Exchange Act of 1934

                                 Amendment No.1

                        Commission File number: 005-79737
                                   -----------
                                    AVP, INC.
                        (formerly known as Othnet, Inc.)
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

         DELAWARE                                          98-0142664
     -----------------                                  ---------------
   (State of incorporation)                             (I.R.S. Employer
                                                      Identification Number)

                          6100 Center Drive, Suite 900,
                              Los Angeles CA 90045
            --------------------------------------------------------
          (Address of principal executive offices, including Zip Code)

       Registrant's telephone number, including area code: (310) 426-8000

                                    AVP, INC.

                         CHANGE IN MAJORITY OF DIRECTORS
                    Information Pursuant to Rule 14f-1 under
                       the Securities Exchange Act of 1934
                                 March 14, 2005
                      Amended and restated, March 24, 2005

      On February 28, 2005, a wholly owned subsidiary of the registrant, AVP, Inc., formerly known as Othnet, Inc. ("Othnet"), merged into AVP Pro Beach Volleyball Tour, Inc., a Delaware corporation formerly known as Association of Volleyball Professionals, Inc. ("AVP"), pursuant to an Agreement and Plan of Merger dated June 29, 2004, as amended (the "Merger Agreement"). Before the merger, the name of the wholly owned subsidiary that merged with AVP was Othnet Merger Sub, Inc. As a result of the merger, AVP became Othnet's wholly owned subsidiary; in exchange for their AVP common stock, AVP's former stockholders received Othnet Series A Convertible Preferred Stock; and Othnet agreed pursuant to the Merger Agreement to add six directors designated by AVP to Othnet's board. A Securities and Exchange Commission rule requires the information contained in this statement to be filed and distributed to stockholders before the designation of directors becomes effective.

                     VOTING SECURITIES AND PRINCIPAL HOLDERS

      On the date of this statement, Othnet's outstanding securities were 22,514,279 shares of Common Stock entitling their holders to cast one vote each; 334,485 shares of Series A Convertible Preferred Stock, entitling their holders to cast 243 votes each; and 147,364 shares of Series B Convertible Preferred Stock, entitling their holders to cast 243 votes each (2,430 votes each, until Othnet's certificate of incorporation is amended to authorize sufficient common stock for conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock).

Security Ownership of Certain Beneficial Owners and Management

      Othnet's management has been informed that, as of the date of this statement, the persons identified in the table below owned beneficially the Othnet amounts of voting securities and percentages of each class reflected in the table. Except as otherwise specified, the named beneficial owner claims sole investment and voting power as to the securities reflected.


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

                                       Series A Convertible           Series B  Convertible
                                        Preferred Stock(*)              Preferred Stock            Common Stock (1)
                                     ---------------------------  ---------------------------  -----------------------------
                                         Number      Percent         Number       Percent            Number       Percent
                                       of Shares    of Class        of Shares     of Class         of Shares      of Class

Leonard Armato(2)(3)                    73,901        11.71            -0-          -0-           67,460,314       74.98
Bruce Binkow(2)(4)                         -0-          -0-            -0-          -0-           15,450,001       40.70
Andrew Reif(2)(4)                          -0-          -0-            -0-          -0-            7,867,917       25.90
Philip Guarascio(2)(4)                     -0-          -0-            -0-          -0-            1,206,444        5.09
Scott Painter(2)(4)                        -0-          -0-            -0-          -0-            1,206,444        5.09
Jeffrey Wattenberg(2)(5)                   -0-          -0-            -0-          -0-            2,825,000        8.16
All directors and
  executive officers as a
  group, including those
  named above (6 persons)               73,901        11.71            -0-          -0-           95,191,127       80.87

Anschutz Entertainment Group, Inc.(6)
1100 South Flower Street, Suite 300
Los Angeles CA 90015                       -0-          -0-            -0-          -0-           11,292,696       33.40

BBVA(7)
Castellana, 81
Planta 22
Madrid, Spain 28046                        -0-          -0-          9,480        20.00            8,954,550       28.46

Crestview Capital Master LLC (8)
95 Revere Dr.
Suite A
Northbrook IL 60062                        -0-          -0-          9,472        20.00            8,952,120       28.45

Highbridge Int'l LLC(8)
Highbridge Capital Mgmt, LLC
9 West 57th St
27th Fl
New York NY 10019                          -0-          -0-          9,472        20.00            8,952,120       28.45

National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York NY 10112                       26,280         7.86            -0-          -0-            6,386,040        22.1

National Sports Partners
c/o Fox Sports Net
10201 W. Pico Blvd
Bldg. 101, Suite 5420
Los Angeles CA 90035                    69,078        20.65            -0-          -0-           16,785,954        42.7

* To be converted automatically into Common Stock upon authorization of sufficient shares.

(1) Includes shares issuable upon conversion of Series A Convertible Preferred Stock and Series B Convertible reflected in the table opposite the identified person, as well as exercise of currently exercisable stock options or warrants to acquire shares, as set forth in the succeeding notes. In accordance with SEC rules, each owner's percentage is computed assuming conversion or exercise of only that person's convertible securities, options, or warrants.


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

(2) Address is c/o AVP Pro Beach Volleyball Tour, Inc., 6100 Center Drive, Suite 900, Los Angeles CA 90045.

(3) Common Stock includes 49,540,720 shares issuable upon exercise of currently exercisable stock options.

(4) All shares of Common Stock are issuable upon exercise of currently exercisable stock options and warrants.

(5) Common Stock includes 2,000,000 shares issuable upon exercise of currently exercisable stock options. Excludes unallocated shares underlying a warrant to be granted to Mr. Wattenberg from among 15,588,186 shares reserved for grant of such warrants.

(6) All shares of Common Stock are issuable upon conversion of a convertible note.

(7) Common Stock includes 1,790,910 shares issuable upon exercise of a currently exercisable warrant.

(8) Common Stock includes 1,790,424 shares issuable upon exercise of a currently exercisable warrant.

Changes in Control

      Pursuant to the Merger Agreement, on February 28, 2005, Mr. Jeffrey Wattenberg, sole director and officer of Othnet, resigned his offices, except as a director; elected the individuals identified below as executive officers; and elected the individuals identified below as directors, effective 10 days from the filing and mailing of the original version of this statement, i.e., effective March 25, 2005. As a result of his resignation and election of the officers identified below, control of Othnet changed from Mr. Wattenberg, alone, to him and the executive officers he elected. When the election of additional directors becomes effective, Mr. Wattenberg, the other directors, and the executive officers will control Othnet. The beneficial ownership of Othnet voting securities of the foregoing individuals is set forth in the immediately preceding table and notes. These individuals, other than Mr. Wattenberg, received their securities in exchange for their AVP stock, pursuant to the merger. Mr. Wattenberg received his securities from Othnet, as compensation.

                        DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors and Executive Officers

      Before the merger, Jeffrey Wattenberg, age 49, had been president, secretary, and director of Othnet since May 2002. For the last five years, he has been a private investor and has served as an independent consultant to various entities seeking to raise venture capital.

      Leonard Armato, age 52, Chief Executive Officer and Tour Commissioner, has been Chairman, Chief Executive Officer, Tour Commissioner and a director of AVP since 2001. Previously, Mr. Armato was Chief Executive of Management Plus Enterprises, Inc., a sports representation and marketing firm owned by Mr. Armato. Mr. Armato founded Management Plus Enterprises ("MPE") in 1988. Upon effectiveness of election of the additional directors, Mr. Armato will serve as Chairman.

      Andrew Reif, age 39, Chief Operating Officer, has been Chief Operating Officer of AVP since 2001. Mr. Reif was Co-President of Baldwin/Cohen Productions, a motion picture and television programming production company overseeing the development and production of motion pictures and television productions, from 1999 to 2000. From 1995 to 1999, Mr. Reif was a Vice President at International Creative Management, a talent agency.

      Bruce Binkow, age 48, Chief Marketing Officer, has been Chief Marketing Officer and a director of AVP since 2001. From 1996, Mr. Binkow worked as executive vice president at Management Plus Enterprises, Inc., a sports representation and marketing firm owned by Mr. Armato. Previously, Mr. Binkow was an Executive Vice President of Marketing at Playboy Enterprises, Inc. from 1987 to 1991.

      Philip Guarascio, age 63, has been an AVP director since May 2002. He has been an consultant for the National Football League since October 2000 and has been a consultant for the William Morris Agency, a talent agency, since October 2001. In 2000, he retired as the Vice President of Marketing and Advertising for General Motors' North American operations.

      Scott Painter, age 37, has been an AVP director of AVP since May 2002. He was a founder and former Chief Executive Officer of CarsDirect.com, an online car dealership, from October 1998 to November 1999. Before then, Mr. Painter was a Vice President and Director of Marketing of 1-800-DENTIST, a dentist referral service, from 1995 to 1997, and Vice President of Marketing and Corporate Development of 1-800-CAR-SEARCH, a new and used vehicle location and pricing service, from 1992 to 1993.

      The terms of all officer and director positions are one year and until respective successors are elected and qualified. The additional directors have agreed, for two years after the merger closing, to use their best efforts to nominate Mr. Wattenberg as a director candidate, and Mr. Armato has agreed to vote his shares for Mr. Wattenberg's election. AVP agreed, in the Merger Agreement, to permit Corwin Corpuz to be an observer at board meetings for as long as Mr. Wattenberg is elected a director.

      Othnet has no audit, nominating, or compensation committee or committees performing similar functions. Othnet's board of directors believes it appropriate to have no nominating committee, because, inasmuch as the board consists of one director, the board and the nominating committee would be the same person.

      The member of the board that would participate in any nominating process is Jeffery Wattenberg. The board of directors has no charter with regard to any nominating committee. Mr. Wattenberg is not independent as defined in Nasdaq Stock Market rules. The board has no policy regarding consideration of any director candidates recommended by security holders. The board considers it appropriate for Othnet to not have such a policy, because Othnet has not conducted a stockholders meeting for election of directors since 2001 and planned to not conduct any, for so long as Othnet's business remained seeking a party with which to complete a business combination. The board has established no minimum qualifications that it believes must be met for director nominees or process for identifying or evaluating director nominees, whether nominated by the board or security holders.

      The board had no meetings during the last fiscal year. Security holders can send communications to the board by mail, telecopier, telephone or email. It is the board's policy that all directors should attend annual meetings. There was no annual meeting last year.

Certain Relationships and Related Transactions

      MPE, wholly owned by Leonard Amato, Chief Executive Officer and Tour Commissioner, and Othnet director-elect, entered an agreement with AVP in 2001 pursuant to which AVP engaged MPE to secure sponsorship agreements in return for a commission. The agreement remained in place through December 31, 2002, and MPE was projected to earn approximately $1.6 million in commissions through 2005 based on the sponsorships secured by MPE during the term of the agreement. In 2003, MPE assigned the agreement to MPE LLC, which AVP then acquired for a $1.4 million principal amount convertible promissory note, of which $950,000 has been paid, including $250,000 paid from the proceeds of the Series B Preferred Stock, and the remaining balance will be paid one year from the offering closing date.

      AVP retained Scott Painter, an AVP director and Othnet director-elect, as a financial advisor regarding AVP's operations and fund-raising efforts. For his services, Mr. Painter received $150,000 in cash and will receive a warrant to purchase 5,272,132 shares of Othnet Common Stock described under Executive Compensation.

      At the closing, AVP agreed to engage a business concern of which director and former sole officer Mr. Wattenberg is a principal as a consultant for one year for a $240,000 annual fee.

      NBC distributes AVP programming on broadcast television, and Fox distributes AVP programming on cable television. NBC and Fox own Othnet Series A Preferred Stock convertible into 22.%1 and 42.7%, respectively, of the Othnet Common Stock that would be outstanding following such conversion (assuming conversion of only their Series A shares), which Othnet has agreed to register for resale at the same that Othnet registers the Common Stock underlying the Series B Convertible Preferred Stock for resale.


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

Compliance with Section 16(a) of the Exchange Act.

      Not applicable.

Executive Compensation

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to Othnet for the fiscal years ended April 30, 2004, April 30, 2003 and April 30, 2002, of those persons who were, at April 30, 2004 (i) the chief executive officer and
(ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (the named executive officers):

                           Summary Compensation Table

                                     Annual
                                  Compensation

Name and Principal            Fiscal
Position                      Year      Salary      Bonus

Jeffrey Wattenberg(1)         2004     $40,000     $     0
President and Chief           2003     $     0     $     0
Executive Officer             2002     $     0     $     0

                                        Long-Term
                                      Compensation

                                        Restricted       Shares
Name and Principal           Fiscal       Stock         Underlying
Position                      Year        Awards         Options

Jeffrey Wattenberg(1)         2004             0        2,000,000(2)
President and Chief           2003       825,000(3)             0
Executive Officer             2002             0                0

----------

(1) Mr. Wattenberg became President and Chief Executive Officer in May 2002. Prior thereto, he was not employed by and held no positions with the Company.

(2) On February 5, 2004, Mr. Wattenberg was granted an option to acquire up to 2,000,000 shares of Common Stock at an exercise price of $0.25 per share.

(3) On March 19, 2003, Mr. Wattenberg was granted 825,000 restricted shares of the Company's Common Stock. The value of the shares as of the date of grant equaled $156,750 and the value as of April 30, 2004 equaled $165,000 based on the stock prices on such dates.


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

      Compensation of Directors

      At the current time, no director receives any compensation for his services as such.

      Stock Options

      The following table sets forth certain information with respect to stock options granted to the person named in the Summary Compensation Table during the fiscal year ended April 30, 2004.

                        Option Grants in Fiscal 2004

                                       Individual Grants

                      Number of     Percent of
                     Securities    Options Total
                     Underlying     Granted to        Exercise or
                      Options       Employees in      Base Price     Expiration
Name                  Granted       Fiscal Year         ($/Sh)          Date

Jeffrey Wattenberg   2,000,000         100%          $    0.25        2/4/2009

      The following table sets forth certain information as to each exercise of stock options during the year ended April 30, 2004, by the persons named in the Summary Compensation Table and the fiscal year-end value of unexercised options:

Aggregated Option Exercises in Fiscal 2004 and Year-End Option Value

                                                  Number of Securities
                        Shares                   Underlying Unexercised
                       Acquired                 Options at April 30, 2004
                          On        Value
                       Exercise    Realized    Exercisable        Unexercisable

Jeffrey Wattenberg        -0-         -0-       2,000,000              -0-

                                  Value of Unexercised
                                  In-the-Money Options
                                  at April 30, 2004(1)

                               Exercisable          Unexercisable

Jeffrey Wattenberg                -0-                  -0-

----------
(1)   None of the options were "in-the-money" as of April 30, 2004.

      Pursuant to the Merger Agreement, AVP entered into employment agreements with Messrs. Leonard Armato, AVP's CEO and Chairman and a director; Bruce Binkow, Chief Marketing Officer and a director; and Andrew Reif, Chief Operating Officer and a director. Each holds the same offices with Othnet. Mr. Armato's at-will employment agreement provides for an annual salary of $350,000; an annual bonus in the range of fifty percent (50%) of annual salary (based on certain to-be-determined milestones); health and disability insurance; a $1,000,000 term life insurance policy; and a monthly car allowance in the amount of $1,000.00. In the event that Mr. Armato's employment is terminated other than for good cause, he will receive a payment of one year's base salary. Messrs. Binkow's and Reif's employment agreements are of substantially the same form as Mr. Armato's, except that the salaries are $250,000 and $240,000, respectively. In addition, Messrs. Armato, Reif, and Binkow will receive five-year common stock purchase warrants to purchase a total of 10,779,230 shares of Othnet Common Stock, at a price of $0.31 per share, and participate in a profit sharing pool equal to 10% of the Company's EBITDA.


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

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AVP, INC.


                                       By: /s/ Andrew Reif
                                           -------------------------------------
                                       Name:  Andrew Reif
                                       Title:    Chief Operating Officer

Dated: March 24, 2005

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